UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2023

Commission File Number 001-39670

PURETECH HEALTH PLC

(Translation of registrant’s name into English)

6 Tide Street, Suite 400

Boston, Massachusetts 02210

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 9, 2022, PureTech Health plc (LSE: PRTC, Nasdaq: PRTC) (the “Company”) announced the commencement of a $50 million share repurchase program (the “Program”) of its ordinary shares of one pence each (“Ordinary Shares”). The Company plans to execute the Program in two equal tranches, the first of which was completed on October 26, 2022. In respect of each of the two tranches, PureTech entered into an irrevocable non-discretionary instruction with Jefferies International Limited (“Jefferies”) in relation to the purchase by Jefferies of Ordinary Shares for an aggregate consideration (excluding expenses) of no greater than $25 million and the simultaneous on-sale of such Ordinary Shares by Jefferies to PureTech. Jefferies makes its trading decisions in relation to the Ordinary Shares independently of, and uninfluenced by, the Company. Purchases may continue during any close period to which the Company is subject. Any purchase of Ordinary Shares under the second tranche of the Program are carried out on the London Stock Exchange and any other UK recognized investment exchange which may be agreed, in accordance with pre-set parameters and in accordance with, and subject to limits, including those limits related to daily volume and price, prescribed by the Company’s general authority to repurchase Ordinary Shares granted by its shareholders at its most recent annual general meeting on June 13, 2023, Chapter 12 of the Financial Conduct Authority’s UK Listing Rules, Article 5(1) of Regulation (EU) No. 596/2014 (as incorporated into UK domestic law by the European Union (Withdrawal) Act 2018) and Commission Delegated Regulation (EU) 2016/1052 (as incorporated into UK domestic law by the European Union (Withdrawal) Act 2018). All Ordinary Shares repurchased under the Program will be held in treasury.

During the month ended November 30, 2023, the Company had the following daily purchases of its own Ordinary Shares under the Program through Jefferies:

Date	Ordinary Shares Repurchased	Volume Weighted Average Price Paid per Ordinary Share	Highest Price Paid	Lowest Price Paid
November 1, 2023	47,566	150.30p	154.80p	149.00p
November 2, 2023	35,710	157.86p	161.40p	154.60p
November 3, 2023	38,688	158.90p	161.60p	154.00p
November 6, 2023	40,474	162.31p	162.80p	161.40p
November 7, 2023	24,745	160.94p	163.00p	159.00p
November 8, 2023	44,412	163.97p	165.60p	160.40p
November 9, 2023	1,835	168.60p	168.60p	168.60p
November 10, 2023	42,611	164.81p	171.40p	162.80p
November 13, 2023	44,425	170.44p	171.60p	164.00p
November 14, 2023	2,116	173.39p	174.00p	173.20p
November 16, 2023	25,140	179.00p	182.20p	176.80p
November 17, 2023	44,415	176.95p	181.00p	170.60p
November 20, 2023	50,034	172.77p	174.60p	171.40p
November 21, 2023	52,644	165.60p	172.00p	163.40p
November 22, 2023	49,514	166.60p	169.00p	164.40p
November 23, 2023	48,600	164.25p	166.20p	161.00p
November 24, 2023	32,582	163.39p	165.20p	162.20p
November 27, 2023	37,169	162.84p	164.80p	160.40p
November 28, 2023	39,084	157.74p	160.20p	156.20p
November 29, 2023	35,923	157.58p	160.80p	156.60p
November 30, 2023	50,660	154.99p	157.80p	152.20p

During the month ended November 30, 2023, the Company repurchased an aggregate of 788,347 Ordinary Shares. As of November 30, 2023, the Company’s issued share capital was 289,468,159 shares, 16,751,624 of which were held in treasury, resulting in total voting rights in the Company of 272,716,535 shares. To view the details of the individual transactions, please paste the following URL(s) into the address bar of your browser with respect to each individual date of repurchase under the Program:

November 1, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4956432.html

November 2, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4957868.html

November 3, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4959395.html

November 6, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4960859.html

November 7, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4962367.html

November 8, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4963913.html

November 9, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4965428.html

November 10, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4966863.html

November 13, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4968374.html

November 14, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4969850.html

November 16, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4972892.html

November 17, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4974299.html

November 20, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4975816.html

November 21, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4977290.html

November 22, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4979125.html

November 23, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4980541.html

November 24, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4981979.html

November 27, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4983534.html

November 28, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4984991.html

November 29, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4986623.html

November 30, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4988247.html

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PURETECH HEALTH PLC

Date: December 5, 2023	By:	/s/ Daphne Zohar
Name: Daphne Zohar
Title: Chief Executive Officer